

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 25, 2011

By U.S. Mail and facsimile to (617) 236-3311

Mr. Michael E. LaBelle, Chief Financial Officer
Boston Properties, Inc.
Prudential Center, 800 Boylston Street, Suite 1900
Boston, Massachusetts   02199-8103

> **Re: Boston Properties, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **File No. 001-13087**

Dear Mr. LaBelle:

We have reviewed your response letter dated April 8, 2011 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 56

1. We note your response to comment six in our letter dated March 14, 2011 and your existing 10-K disclosure related to your obligation to pay tenant improvement costs in the future. In future periodic reports, please provide more detailed disclosure regarding your leasing activity for the reporting period, including disclosure regarding tenant improvement and leasing commissions psf.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief